Exhibit 99.1

CECT Signs Sales Contract for 500,000 Sets of T688 Mobile Phones

Huizhou, China — March 30, 2004 — Qiao Xing Universal Telephone, Inc (NASDAQ: XING) announced today that CECT, its subsidiary engaging in mobile phones manufacturing and distribution, has signed a contract with Beijing Jia Sheng Rui Tong (JSRT) appointing JSRT as the chief distributor of CECT’s new T688 model mobile phones in China. According to the agreement, JSRT is to underwrite the sales of 500,000 sets of T688 models within a five-month period.

The T688 model is embedded with handwriting recognition technology, which is only available in mobile phones produced by brands such as Nokia and CECT. At a retail price of about US$241 (RMB 2,000) per set, the T688 is less expensive than other comparable products and is well received among the working and business population, therefore making it very competitive in the market.

Mr. WU Zhiyang, Managing Director of CECT, said, “The T688 model is another typical ‘personalized’ mobile phone that we have recently launched. With our strong in-house R+D capability and the cooperation with other top domestic and overseas players in the industry, we are bringing to the market, on average, one new model a month. We believe this could help us boost our sales revenue and also secure a larger market share of the mobile phone market in China.”

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

     Rick Xiao of Qiao Xing Universal Telephone, Inc.
     Email: rickxiao@qiaoxing.com
     Tel: 86-752 — 2820268